UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 6-K (“Amendment No. 1”) of Tsakos Energy Navigation Limited for the month of September 2012, as filed with the Securities and Exchange Commission on September 14, 2012 (the “Original Report”), is being filed solely to furnish the interactive data files as Exhibit 101 to the Original Report in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed with the Original Report. Exhibit 101 to this Amendment No. 1 provides the following items from the Original Report formatted in XBRL (Extensible Business Reporting Language): (i) our consolidated balance sheet as of December 31, 2011 and our unaudited consolidated balance sheet as of June 30, 2012, (ii) our unaudited consolidated statements of income for the three-month and six-month periods ended June 30, 2011 and 2012, (iii) our unaudited consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2011 and 2012, (iv) our unaudited consolidated statements of stockholders’ equity for the six-month periods ended June 30, 2011 and 2012, (v) our unaudited consolidated statements of cash flows for the six-month periods ended June 30, 2011 and 2012 and (vi) the notes to our unaudited consolidated financial statements.

Users of this data are advised pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate the information contained in the Original Report, or reflect any events that have occurred after the Original Report was originally filed.

This Amendment No. 1 is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-184042) initially filed with the SEC on September 21, 2012;

•	Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) filed with the SEC on May 19, 2006;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

EXHIBIT INDEX

Exhibit No.	Description

101.INS	XBRL Instance Document (furnished herewith)

101.SCH	XBRL Taxonomy Extension Schema (furnished herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (furnished herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (furnished herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (furnished herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2012

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer

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